                                                                         ------------------------------
                                       UNITED STATES                             OMB APPROVAL
                            SECURITIES AND EXCHANGE COMMISSION              ------------------------
                                  Washington, D.C. 20549                 OMB Number: 3235-0145
                                                                         Expires: December 31, 1997
                                                                         Estimated Average Burden
                                       SCHEDULE 13D                      Hours Per Response . . . 14.90
                                                                         ------------------------------
                         Under the Securities Exchange Act of 1934
                                    (Amendment No. 2)*

                                ENEX RESOURCES CORPORATION
                                     (Name of Issuer)

                              COMMON STOCK ($0.05 PAR VALUE)
                              (Title of Class of Securities)

                                         292744208
                                      (CUSIP Number)

                                Gerald B. Eckley, President
                                Enex Resources Corporation
                                    800 Rockmead Drive
                              Three Kingwood Place, Suite 200
                                   Kingwood, Texas 77339
                                      (713) 358-8401

                                      with a copy to:

                                   Robert Plotkin, Esq.
                           Paul, Hastings, Janofsky & Walker LLP
                        1299 Pennsylvania Avenue, N.W., 10th Floor
                                Washington, D.C. 20004-2400
                                      (202) 508-9500
                (Name, Address and Telephone Number of Person Authorized to
                            Receive Notices and Communications)


                                     NOVEMBER 11, 1997
                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule  because of Rule 13d-l(b)(3) or (4), check
the following box |_|.

Check the following  box if a fee is being paid with the  statement  |_|. (A fee is not required only if
the reporting person: (1) has a previous statement on file reporting  beneficial  ownership of more than five percent of the class of securities  described in Item 1; and (2) has filed no amendment  subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 292744208                                            Page 2 of 8 Pages
-------------------                                            -----------------


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                               SCHEDULE 13D
-------------------                                                                    -----------------
CUSIP NO. 292744208                                                                    Page 3 of 8 Pages
-------------------                                                                    -----------------

--------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Robert D. Carl, III
                  S.S.N. ###-##-####
--------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) |_|
                                                                                                 (b) |_|
--------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
                  PF
--------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                                               |_|
--------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
--------------------------------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
        NUMBER OF                            15,000
         SHARES          -------------------------------------------------------------------------------
      BENEFICIALLY        8         SHARED VOTING POWER
        OWNED BY                             0
          EACH           -------------------------------------------------------------------------------
        REPORTING         9         SOLE DISPOSITIVE POWER
         PERSON                              15,000
          WITH           -------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                             0
--------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   15,000
--------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
          EXCLUDES CERTAIN SHARES                                                              |_|
--------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   1.1%
--------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   IN
--------------------------------------------------------------------------------------------------------

                                 * SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 292744208                                            Page 4 of 8 Pages
-------------------                                            -----------------



Item 1.  SECURITY AND ISSUER

         The class of equity securities to which this Statement of Schedule 13D (the "Statement") relates is the shares of Common Stock, par value $0.05 per share (the "Shares",) of Enex Resources Corporation (the "Issuer".) The principal executive offices of the Issuer are located at 800 Rockmead Drive, Suite 200, Kingwood, Texas 77339.


Item 2.  IDENTITY AND BACKGROUND

         (a) - (f) This statement is being filed by Robert D. Carl, III.

         His principal business address is 8300 Dunwoody Place, Suite 209, Atlanta, Georgia 30350. Mr. Carl is a private investor.

         During the last five years, Mr. Carl has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been, with the exception noted below, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Carl, without admitting or denying allegations that he violated
Section 16(a) of the Securities Exchange Act of 1934 ("Exchange Act") and Rules 16a-2 and 16a-3, and former Rule 16a-1, promulgated thereunder, consented to the issuance of an Order Instituting Cease and Desist Proceedings Pursuant to
Section 21C of the Exchange Act and the issuance of an order that he cease and desist from committing or causing any violation of, and committing or causing any future violation of, Section 16(a) of the Exchange Act and Rules 16a-2 and 16a-3 promulgated thereunder in January 1996. Simultaneously with the entry of the order, the Securities and Exchange Commission filed a civil action pursuant to Section 21(d)(3) of the Exchange Act in the U.S. District Court for the District of Columbia seeking a $10,000 civil penalty against Mr. Carl based on violations of Section 16(a) of the Exchange Act. Mr. Carl consented to the entry of a Final Judgment imposing the penalty without admitting or denying the allegations of the Securities and Exchange Commission's complaint.

         Mr. Carl is a citizen of the United States of America.


Item 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         On December 19, 1995, Mr. Carl had purchased 12,500 shares of the Issuer to

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 292744208                                            Page 5 of 8 Pages
-------------------                                            -----------------


increase his beneficial ownership interest to 80,000 shares or 6.034% of the issued and outstanding capital stock of the Issuer. Mr. Carl had used his personal funds to acquire Shares of the Issuer on the open market. After intermittent transactions resulting in Mr. Carl's ownership of 70,000 shares, on November 11, 1997, Mr. Carl liquidated 55,000 Shares of Issuer's stock.


Item 4.  PURPOSE OF THE TRANSACTION

         The Shares had been acquired for investment purposes. Mr. Carl and his spouse have sold 55,000 of the Shares in private transactions to liquidate holdings.

         Mr. Carl does not have any present plans or proposals which may relate to or would result in:

         (a) The acquisition or disposition of any additional securities of the Issuer by any person;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

         (d) Any material change in the present capitalization or dividend policy of the Issuer;

         (e) Any other material change in the Issuer's business or corporate structure;

         (f)   Changes  in  the   Issuer's   charger,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 292744208                                            Page 6 of 8 Pages
-------------------                                            -----------------


         (i) Any action similar to any of those enumerated above.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the close of business on September 30, 1997, Mr. Carl was the beneficial owner of 70,000 Shares or 5.2% of the Common Stock of the Issuer, including options to acquire 15,000 Shares.

         (b) On November 11, 1997, Mr. Carl disposed of 50,000 Shares of Common Stock in a private sale. Mr. Carl's spouse disposed of 5,000 Shares of Common Stock in a private sale.

         (c) During the sixty days prior to and including November 11, 1997, the only Shares of Issuer that were disposed of by Mr. Carl are the 55,000 Shares disposed of by Mr. Carl and his spouse as indicated in paragraph (b) above. (See Schedule A.)

         (d) The remaining 15,000 securities are options to purchase:

             (i) 5,000 Shares granted on December 1, 1995 that expires on November 1, 2003; and

             (ii) 10,000  Shares  granted on January  15,  1997 that  expires on
                  January 15, 2007.


Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Carl does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  MATTER TO BE FILED AS EXHIBITS

         Not applicable.

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 292744208                                            Page 7 of 8 Pages
-------------------                                            -----------------


SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   November ___, 1997



By: ______________________________
    Robert D. Carl, III

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 292744208                                            Page 8 of 8 Pages
-------------------                                            -----------------


                                                SCHEDULE A

                                   TRANSACTIONS SINCE SEPTEMBER 22, 1997


----------------------------------------------------------------------------------------------------------
                 Party                                   Date                               Bought (Sold)
----------------------------------------------------------------------------------------------------------
          Robert D. Carl, III                     November 11, 1997                            (50,000)
----------------------------------------------------------------------------------------------------------
     Spouse of Robert D. Carl, III                November 11, 1997                            (5,000)
----------------------------------------------------------------------------------------------------------